UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2022

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ____

On September 20, 2022, BiondVax Pharmaceuticals Ltd. (the “Company”) issued a press release announcing updates related to the strategic research collaboration between the Company, the Max Planck Institute for Multidisciplinary Sciences, and the University Medical Center Göttingen towards the development of a pipeline of innovative alpaca derived nanosized antibody (NanoAb) therapies. A copy of the press release is filed herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated September 20, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: September 21, 2022	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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